Mail Stop 4561

August 1, 2007

Michael Pappagallo
Executive Vice President and Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042

> **Re:** **Kimco Realty Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 8, 2007**
> **File No. 1-10899**

Dear Mr. Pappagallo:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief